Exhibit 10.1

July 23, 2018

Via Hand Delivery
Mr. Robert D. Monson
Re:    Severance Payout and Waiver
Dear Rob:
As you know, on July 17, 2018, Centerbridge Capital Partners II, L.P., a Delaware limited partnership, and Centerbridge Capital Partners SBS II, L.P., a Delaware limited partnership, acquired all of the interests of Seitel Holdings, Inc., the parent company of Seitel, Inc. (the “Company”), then held by ValueAct Capital Master Fund, L.P. (such acquisition, the “Transaction”). The Transaction constituted a Change in Control (as defined in that certain Employment Agreement dated January 30, 2007, by and between you and the Company (the “Employment Agreement”)). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Employment Agreement.
Pursuant to Section 9(e) of the Employment Agreement, if your employment is terminated without Cause, voluntarily or involuntarily after a Change in Control, you are entitled to certain severance payments and benefits, including a cash severance payment in an amount equal to three times the sum of your Base Salary plus Target Bonus, each as in effect on the Date of Termination (the “Cash Payment”), to be paid in a lump sum no later than two and one-half months (2½) months after the Date of Termination.
Notwithstanding that the Date of Termination has not occurred and is not expected to occur as of the date hereof, the Company hereby agrees to pay you the Cash Payment (calculated based on your Base Salary and Target Bonus rates in effect as of the closing of the Transaction), together with an additional amount (the “Gross-Up Payment”) equal to the sum of (i) the amount of the excise tax payable under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to the accelerated Cash Payment (the “Excise Tax”), and (ii) the federal income taxes payable with respect to the amount set forth in clause (i), such that you shall be in the same after-tax position, and receive the same net Cash Payment that you would have received, if the Excise Tax had not been imposed on the Cash Payment. The Cash Payment equals $4,128,000.00, and the Gross-Up Payment equals $1,386,654.13.
The Cash Payment and the Gross-Up Payment will be paid to you, less all applicable deductions and withholdings, within five (5) days of your execution of this letter agreement, and by accepting the Cash Payment and the Gross-Up Payment, you irrevocably waive any and all claims that you may have: (i) with respect to the accelerated payout of the Cash Payment and the violation of Section 409A of the Code resulting therefrom, (ii) with respect to the determination of the amounts of each of the Cash Payment and the Gross-Up Payment, (iii) to receive the Additional Payment under Section 9(j) of the Employment Agreement at any time after the date hereof, and/or (iv) to receive the severance payments and benefits under Section 9 of the Employment Agreement upon a future termination of your employment. Notwithstanding anything to the contrary in the foregoing, you and the Company acknowledge and agree that you will attempt to work together and negotiate in good faith to enter into an Amended and Restated Employment Agreement (which will provide for new severance terms) following the date hereof.
Please indicate your agreement with the foregoing by signing this letter agreement below, and by signing below, you hereby acknowledge and agree that the execution of this letter agreement will not constitute Good Reason pursuant to the Employment Agreement.
We appreciate your continued efforts on behalf of the Company.

SEITEL, INC.
By:	/s/ Marcia H Kendrick
Name:	Marcia H. Kendrick
Title:	CFO
Date:	7/23/2018
Acknowledged and agreed:
ROBERT D. MONSON
/s/ Robert D. Monson
Date:	7/23/2018